United States

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-0405

Attn: H. Roger Schwall

VIA EDGAR filing

May 20, 2005

Re:                               TEL Offshore Trust

Form 10-K filed March 31, 2005

File No. 0-06920

Dear Mr. Schwall:

TEL Offshore Trust is responding to your letter dated May 12, 2005, which letter was issued subsequent to our prior response letter dated May 9, 2005.  We respond to your remaining comment as follows:

Form 10-K for the year ended December 31, 2004

1.                                      We note your response to prior comment 3 and disagree with your conclusions.  We reissue prior comment 3.

We propose to amend the Form 10-K to address the Staff’s comments in a manner consistent with the manner in which we have presented similar information in Item 4 in the Trust’s Form 10-Q for the quarter ended March 31, 2005.  We discussed this matter with Sandy Eisen on May 12, 2005 and May 18, 2005 and requested to discuss the presentation orally with the Staff.  To date, we have been unable to discuss the matter with someone outside the accounting Staff.

We believe this presentation, which has removed prior references to “potential weaknesses” but still discloses “certain limitations in the scope of disclosure controls and procedures,” (italics added for emphasis) is appropriate, accurate and complete.

In reaching this conclusion, we direct the Staff to:

1.  No-Action, Interpretive and/or Exemptive Letter: Bank of America, N.A. dated November 13, 2002, in which, the Staff originally recognized the status of royalty trusts between normal corporate registrants and Asset-Backed Issuers and agreed that “it is the view of the Division that royalty trusts do not need to provide the disclosure required by Item 307 of Regulation S-K.”  In this connection, we note that we held concurrent discussions with the Staff at the time of this letter, but we relied upon the relief provided to all royalty trusts under this letter rather than submitting a separate letter.

2.  Rule 12b-22, which provides expressly that “If the existence of control is open to reasonable doubt in any instance, the registrant may disclaim the existence of control and any admission thereof….”  The disclosure made in connection with the Trust’s disclosure controls and procedures clarifies the limits on information under the control of the registrant.  The scope of disclosure controls and procedures for royalty trusts are in fact different than those of normal corporate issuers.  It is accurate, and should be entirely appropriate, for trustees of royalty trusts to include information regarding these differences in control for the avoidance of any doubt by investors.

3.  FAQ No. 1 on internal controls relating to FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51.  Royalty trusts do not consolidate financial statements, but they do report operating information in MD&A relevant to royalty income received by the trusts.  This information is derived entirely from third parties not under the control of the trust or the trustee.  The FAQ’s conclusion in connection with internal control over financial reporting applicable to entities in existence prior to December 15, 2003, which should be similarly applicable to a royalty trust’s disclosure controls and procedures, was:

The registrant should disclose in the body of the Form 10-K … that  it has not evaluated the internal controls of the entity and should also note that the registrant’s conclusion regarding the effectiveness of its internal control over financial reporting does not extend to the internal controls of the entity. … The registrant should note that the financial statements include the accounts of certain consolidated entities … but that management has been unable to assess the effectiveness of internal control at those entities due to the fact that the registrant does not have the ability to dictate or modify controls of the entities and does not have the ability, in practice, to assess those controls.

4.  Rule 12b-20, which requires the addition of material information necessary to make the required statements, in the light of the circumstances under which they are made not misleading.  Clearly defining the unique scope of disclosure controls and procedures available to the Corporate Trustee of the Trust, and the risks associated with that scope, is in our opinion material information necessary to make the other statements not misleading.  This information highlights for investors that royalty trusts (1) are not similar to corporate issuers for purposes of disclosure controls and procedures and (2) are subject to differences that may impact reports on underlying activities, notwithstanding effective disclosure controls and procedures by the Corporate Trustee evaluated and disclosed under Item 9A or the related Section 302 certification.

We hope that our proposed changes accommodate the Staff’s concerns.  Please let us know whether the changes are acceptable for our amendment to the Form 10-K.

Sincerely yours,

TEL OFFSHORE TRUST
By: JPMorgan Chase Bank, N.A., as Corporate Trustee

By:	/s/ Mike Ulrich
Mike Ulrich, Vice President and Trust Officer